                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934



                            NETWORK SOLUTIONS, INC.
        ---------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
        ---------------------------------------------------------------
                        (Title of Class of Securities)


                                   64121Q102
        ---------------------------------------------------------------
                                (CUSIP Number)

                     DANA L. EVAN, CHIEF FINANCIAL OFFICER
                                VERISIGN, INC.
                             1350 CHARLESTON ROAD
                     MOUNTAIN VIEW, CALIFORNIA 94043-1331

                                (650) 961-7500
        ---------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 MARCH 6, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

---------------------
 CUSIP NO. 64121Q102
---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      VeriSign, Inc.                               I.R.S. ID NO.: 94-3221585
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                                   (a) [_]
      Not Applicable                                                 (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
      Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,150,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          8,150,000 (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Not Applicable

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Not Applicable
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,150,000 (1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      22.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

(1) 8,150,000 shares of Network Solutions, Inc. ("NSI") common stock are subject to a Voting Agreement entered into by VeriSign and a certain stockholder of NSI (discussed in Items 3 and 4 below). VeriSign expressly disclaims beneficial ownership of any of the shares of NSI common stock covered by the Voting Agreement. Based on the number of shares of NSI common stock outstanding as of March 6, 2000 (as represented by NSI in the Merger Agreement discussed in Items 3 and 4), the number of shares of NSI common stock indicated represents approximately 22.6% of the outstanding NSI common stock.

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Item 1. Security and Issuer.

        This statement on Schedule 13D (this "Statement") relates to the common stock of Network Solutions, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "NSI"). The principal executive offices of NSI are located at 505 Huntmar Park Drive, Herndon, Virginia 20170.

Item 2. Identity and Background.

        (a) The name of the corporation filing this statement is VeriSign, Inc., a Delaware corporation ("VeriSign").

        (b) The address of VeriSign's principal business is 1350 Charleston Road, Mountain View, California 94043-1331.

        (c) VeriSign is the leading provider of Internet trust services and digital certificate solutions needed by websites, enterprises and individuals to conduct trusted and secure electronic commerce and communications over Internet protocol-based networks.

        (d) Neither VeriSign, nor to VeriSign's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to
Item 2(d).

        (e) Neither VeriSign, nor to VeriSign's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to
Item 2(e).

        (f) To VeriSign's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

        Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of VeriSign as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

        As an inducement for VeriSign to enter into the Merger Agreement described in Item 4 and in consideration thereof, a stockholder of NSI, Science Applications International Corporation, a Delaware corporation ("SAIC" or the "Stockholder"), through its wholly-owned subsidiary, SAIC Venture Capital Corporation ("SVCC") entered into a Voting Agreement (See Item 4). VeriSign did not pay additional consideration to the Stockholder in connection with the execution and delivery of the Voting Agreement. In addition, the Stockholder granted VeriSign an irrevocable proxy.

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

        (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of March 6, 2000 (the "Merger Agreement"), among VeriSign, Nickel Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of VeriSign ("Merger Sub"), and NSI, and subject to the conditions set forth therein (including approval by stockholders of VeriSign and NSI), Merger Sub will merge with and into NSI and NSI will become a wholly-owned subsidiary of VeriSign (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into NSI with NSI remaining as the surviving corporation (the "Surviving Corporation").

       As a result of the Merger, each outstanding share of NSI common stock, other than shares owned by Merger Sub, VeriSign or any wholly-owned subsidiary of VeriSign, will be converted into the right to receive 2.15 shares (1.075 shares after giving effect to the 2-for-1 stock split of NSI's common stock effected on March 10, 2000) (the "Exchange Ratio") of VeriSign common stock, and each outstanding option to purchase NSI common stock will be exchanged for an option to purchase shares of VeriSign common stock according to the Exchange Ratio.

       The Stockholder has, by executing a Voting Agreement, agreed to vote such portion of the 8,150,000 shares of NSI common stock (the "Shares") beneficially owned by it as described below.

       Pursuant to the Voting Agreement, the Stockholder has agreed, at every NSI stockholders meeting and on every action or approval by written consent in lieu of such meeting, to cause the Shares to be voted (i) in favor of adoption and approval of the Merger Agreement and approval of the Merger and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger, including, without limitation, any Acquisition Proposal or Superior Offer (each as defined in the Merger Agreement) or any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of NSI under the Merger Agreement or of the Stockholder under the Voting Agreement. The Stockholder may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof. Together with the Voting Agreement, the Stockholder delivered an irrevocable proxy to VeriSign granting it the right to vote its shares of NSI common stock in the manner similar to the obligations of the Stockholder under the Voting Agreement described above.

       The purpose of the transactions under the Voting Agreement are to enable VeriSign and NSI to consummate the transactions contemplated under the Merger Agreement.

       (c)  Not applicable.

       (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

       (e) Other than as a result of the Merger described in Item 3 above and the 2-for-1 stock split of NSI to be effected in March 2000, not applicable.

       (f)  Not applicable.

       (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

       (h) - (i) If the Merger is consummated as planned, the NSI common stock will be deregistered under the Act and delisted from The Nasdaq National Market.

       (j) Other than described above, VeriSign currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although VeriSign reserves the right to develop such plans).

        References to, and descriptions of, the Merger Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

        (a) - (b) As a result of the Voting Agreement, VeriSign may be deemed to be the beneficial owner of 8,150,000 shares of NSI common stock. Such NSI common stock constitutes approximately 22.6% of the issued and outstanding shares of NSI common stock based on the number of shares of NSI common stock outstanding as of March 6, 2000 (as represented by NSI in the Merger Agreement discussed in Items 3 and 4). VeriSign may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, VeriSign
(i) is not entitled to any rights as a stockholder of NSI as to the Shares and
(ii) disclaims any beneficial ownership of the shares of NSI common stock which are covered by the Voting Agreement.

        To the knowledge of VeriSign, Stratton D. Sclavos, President and Chief Executive Officer of VeriSign, owns options to purchase 46,500 shares of NSI common stock (93,000 shares after giving effect to the 2-for-1 stock split of NSI's common stock to be effected in March 2000).

        (c) To the knowledge of VeriSign, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

        (d) To the knowledge of VeriSign, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of NSI.

        (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        Other than the Merger Agreement and the exhibits thereto, including the Voting Agreement and the Registration Rights Agreement, to the knowledge of VeriSign, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 (including, based on information provided by representatives of SAIC, SVCC and SAIC's directors and executive officers) and between such persons and any person with respect to any securities of NSI, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

        The following documents are filed as exhibits:

        1. Agreement and Plan of Merger, dated March 6, 2000 by and among VeriSign, Merger Sub and NSI.

        2.  Voting Agreement, dated March 6, 2000, between VeriSign and SVCC.

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                                   SIGNATURE



       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2000

VERISIGN, INC.


By:     /s/ Dana L. Evan
   --------------------------------

Dana L. Evan
Executive Vice President
of Finance and Administration
and Chief Financial Officer

                                  Schedule A

              DIRECTORS AND EXECUTIVE OFFICERS OF VERISIGN, INC.
              -------------------------------------------------

       The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of VeriSign. Except as indicated below, the business address of each such person is 1350 Charleston Road, CA 94043-1331.

                              BOARD OF DIRECTORS
                              ------------------

Name and Business Address               Present Principal Occupation
-------------------------               ----------------------------

D. James Bidzos                         Vice Chairman of the Board of
c/o RSA Security Inc.                   Directors, RSA Security, Inc.
36 Crosby Drive
Bedford, MA  01730

Stratton D. Sclavos                     President and Chief Executive Officer
                                        and Director, VeriSign, Inc.

William Chenevich,                      Vice Chairman of the Board,
First Star                              First Star Corporation
777 E. Wisconsin
Milwaukee, WI  53202

Kevin R. Compton                        General Partner,
Kleiner Perkins Caufield & Byers        Kleiner Perkins Caufield & Byers
2750 Sand Hill Road
Menlo Park, CA  94025

David J. Cowan                          General Partner,
Bessemer Venture Partners               Bessemer Venture Partners
535 Middlefield Road
Menlo Park, CA  94025

Timothy Tomlinson                       Partner,
Tomlinson Zisko Morosoli & Maser LLP    Tomlinson Zisko Morosoli & Maser LLP
200 Page Mill Road, 2nd Floor
Palo Alto, CA  94306

                        EXECUTIVE OFFICERS OF VERISIGN
                        ------------------------------

Name                                    Title
----                                    -----

Stratton D. Sclavos                     President and Chief Executive Officer
                                        and Director

Dana L. Evan                            Executive Vice President of Finance
                                        And Administration and Chief Financial
                                        Officer

Quentin P. Gallivan                     Executive Vice President of Worldwide
                                        Sales

Diana Keith                             Vice President of Customer Services

Arnold Schaeffer                        Executive Vice President of Engineering

Richard A. Yarowitch                    Executive Vice President of
                                        Worldwide Marketing